

12061685

SEC Processing Section

MAY 30 2012

Washington DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CV Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Conshohocken State Road, Suite 200
(No. and Street)

West Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Smith (610) 862-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willis & Jurasek, P.C.
(Name – *if individual, state last, first, middle name*)

2545 Spring Arbor Road, Ste 200	Jackson,	MI	49203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CV Brokerage, Inc.
Conshohocken, Pennsylvania

Year Ended December 31, 2011

Table of Contents

Tab

FOCUS Report Part III 1

FOCUS Report Part II A 2

Financial Statements and Independent Auditors' Report 3

Internal Control Letter 4

Agreed Upon Procedures Related to SIPC Assessment Reconciliation 5

OATH OR AFFIRMATION

I, Brenda Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CV Brokerage, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda Smith

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WILLIS & JURASEK, CPAs & CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

CV Brokerage, Inc.
300 Conshohocken State Road
Suite 200
West Conshohocken, PA 19428

We have audited the answers to the FOCUS Report - Part IIA of CV Brokerage, Inc. as of December 31, 2011. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying FOCUS Report - Part IIA of CV Brokerage, Inc. at December 31, 2011, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

February 20, 2012

JACKSON
2545 Spring Arbor Road, Suite. 200
Jackson, MI 49203-3690
Phone: (517) 788-8660 | Fax: (517) 788-9872

WILLIS & JURASEK, P.C.
E-Mail: willis@willispc.com
Web site: www.willispc.com

GRAND RAPIDS
2759 West River Drive., NW
Grand Rapids, MI 49544
Phone: (616) 361-0011 | Fax: (616) 361-0154

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [X] [26]

NAME OF BROKER-DEALER: CV Brokerage, Inc. [13]

SEC FILE NO.: 8-1429 [14]

FIRM I.D. NO.: 462 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

300 Conshohocken State Road, Suite 200 [20]
(No. and Street)

West Conshohocken [21]	PA [22]	19428 [23]
(City)	(State)	(Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 11/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Smith [30]

(Area Code) — Telephone No.

(610)862-0880 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 3-1 day of ______ 20 12

Manual signatures of:

1) Brenda Smith
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Willis & Jurasek, P.C. [70]

ADDRESS

2545 Spring Arbor Road [71]	Jackson [72]	MI [73]	49203 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [ ] [198]
Unconsolidated [x] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 183,379	200			$ 183,379	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	234,054	300	$	550	237,054	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets	826	535		735	826	930
12. TOTAL ASSETS	$ 418,256	540	$	740	$ 418,256	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	140,656 [1205]	[1385]	140,656 [1685]
18. Notes and mortgages payable:			
A. Unsecured	125,000 [1210]		125,000 [1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 265,656 [1230]	$ [1450]	$ 265,656 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		32,949 [1792]
C. Additional paid-in capital		55,051 [1793]
D. Retained earnings		66,603 [1794]
E. Total		152,603 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 152,603 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 418,259 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 12/31/11

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 152,603	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			152,603	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 152,603	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 152,603	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6⅔% of line 19)			$ 17,719	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 50,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 50,000	3760
14. Excess net capital (line 10 less 13)			$ 102,603	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22			$ 126,037	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Amount	Code	Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$ 265,656	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 265,656	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 174	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc.

For the period (MMDDYY) from 110110 [3932] to 123111 [3933]
Number of months included in this statement 14 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 1,393,217	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		494,187	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ 1,887,404	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		139,255	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		1,267,892	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		48,131	4195
15. Other expenses		374,402	4100
16. Total expenses		$ 1,829,680	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 57,724	4210
18. Provision for Federal income taxes (for parent only)		15,973	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 41,751	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc.

For the period (MMDDYY) from 11/01/10 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 110,852	4240
A. Net income (loss)		41,751	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 152,603	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
    - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Credit Suisse [4335] X [4570]
    - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

CV Brokerage, Inc.

Financial Statements
and Independent Auditors' Report

Years Ended December 31, 2011 and 2010

Contents

Page

Independent Auditors' Report 1

Statements of Financial Condition 2

Statements of Income 3

Statements of Retained Earnings 4

Statements of Cash Flows 5

Notes to Financial Statements .... 6 – 8

Reconciliation of Ownership Equity in Financial Statements with Focus Report Part IIA 9


WILLIS & JURASEK, CPAs & CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

Independent Auditors' Report

Board of Directors
CV Brokerage, Inc.
Conshohocken, PA

We have audited the accompanying statements of financial condition of CV Brokerage, Inc. (formerly James C. Butterfield, Inc.) as of December 31, 2011 and 2010, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of CV Brokerage, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

February 20, 2012

JACKSON
2545 Spring Arbor Road, Suite. 200
Jackson, MI 49203-3690
Phone: (517) 788-8660 | Fax: (517) 788-9872

WILLIS & JURASEK, P.C.
E-Mail: willis@willispc.com
Web site: www.willispc.com

GRAND RAPIDS
2759 West River Drive., NW
Grand Rapids, MI 49544
Phone: (616) 361-0011 | Fax: (616) 361-0154

CV Brokerage, Inc.

Statements of Financial Condition

December 31, 2011 and 2010

	2011	2010
Assets		
Current Assets:		
Cash	$ 183,379	$ 110,256
Commissions receivable	234,054	9,297
Prepaid expenses	826	3,203
Total current assets	418,259	122,756
	$ 418,259	$ 122,756
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 108,727	$ -
Federal Income Tax payable	14,589	-
State Income Tax payable	8,840	-
Accrued expenses	8,500	6,617
Note payable - related party	125,000	25,000
Total current liabilities	265,656	31,617
Stockholders' Equity:		
Common stock-$1.00 par value; authorized 50,000 shares; issued and outstanding 32,949 shares	32,949	32,949
Capital in excess of par value	55,051	55,051
Retained earnings	64,603	3,139
Total stockholders' equity	152,603	91,139
	$ 418,259	$ 122,756

See Independent Auditors' Report and Notes to Financial Statements.

CV Brokerage, Inc.

Statements of Income

Years Ended December 31, 2011 and 2010

		2011	%		2010	%
Income:						
Commissions	$	1,350,525	74.1	$	114,986	30.3
Commissions - mutual funds		471,187	25.9		98,470	26.0
Insurance products		-	-		25,754	6.8
Management fees		-	-		141,581	37.3
Other income		-	-		111	-
Total income		1,821,712	100.0		380,902	100.4
Expenses:						
Commissions		1,221,542	67.1		138,313	36.5
Trading operations		76,843	4.2		1,129	0.3
Compliance		41,342	2.3		11,915	3.1
Management fees		100,000	5.5		25,000	6.6
Salaries and wages		130,000	7.1		102,533	27.0
Payroll taxes		9,255	0.5		8,091	2.1
Group insurance and medical		-	-		4,655	1.2
Retirement		-	-		2,956	0.8
Promotion and entertainment		13,550	0.7		10,866	2.9
Dues and subscriptions		65	-		755	0.2
Telephone		1,608	0.1		4,361	1.1
Office expense		1,070	0.1		9,498	2.5
Postage		757	-		1,147	0.3
Repairs and maintenance		2,145	0.1		-	-
Professional fees		23,450	1.3		12,784	3.4
Licenses and permits		816	-		693	0.2
Computer and internet expense		5,867	0.3		9,670	2.5
Bank service charges		1,049	0.1		182	-
Utilities		-	-		2,606	0.7
Insurance		-	-		997	0.3
Travel and auto		1,502	0.1		2,075	0.5
Rent		64,518	3.5		23,852	6.3
Bad debt		39,806	2.2		-	-
State taxes		9,090	0.5		-	-
Total expenses		1,744,275	95.7		374,078	98.6
Income from Operations		77,437	4.3		6,824	1.8
Other Income (Expense):						
Investment income		-	-		2	-
Interest expense		-	-		(1,157)	(0.3)
Unrealized gain/(loss)		-	-		(1,635)	(0.4)
Total other income (expense)		-	-		(2,789)	(0.7)
Income (Loss) Before Provision for Income Taxes		77,437	4.3		4,035	1.1
Provision for Income Taxes		15,973	0.9		390	0.1
Net Income (Loss)	$	61,464	3.4	$	3,645	1.0

See Independent Auditors' Report and Notes to Financial Statements.

CV Brokerage, Inc.

Statements of Retained Earnings
Years Ended December 31, 2011 and 2010

	2011	2010
Balance - Beginning of Year	$ 3,139	$ 279,431
Less: Dividends	-	(279,937)
Net Income (Loss) for the Year	61,464	3,645
Balance - End of Year	$ 64,603	$ 3,139

See Independent Auditors' Report and Notes to Financial Statements.

CV Brokerage, Inc.
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities:		
Net income	$ 61,464	$ 3,645
Adjustments to reconcile net income to net cash provided by operating activities:		
(Gain) loss on investments, net	-	1,635
Change in current assets and liabilities:		
(Increase) decrease in commissions receivable	(224,757)	26,106
(Increase) decrease in prepaid expenses	2,377	(3,203)
Increase (decrease) in accounts payable	108,728	(9,541)
Increase (decrease) in Federal Income Tax payable	14,589	(225)
Increase (decrease) in State Income Tax payable	8,840	-
Increase (decrease) in accrued expenses	1,883	6,617
Increase (decrease) in note payable - related party	100,000	25,000
Net cash provided (used) by operating activities	73,123	50,034
Cash Flows From Investing Activities:		
Proceeds from sale of marketable securities	-	186,637
Payments on long-term debt	-	(5,228)
Net cash provided (used) by investing activities	-	181,409
Cash Flows From Financing Activities:		
Capital contributions	-	88,000
Distributions to shareholders	-	(223,776)
Net cash provided (used) by financing activities	-	(135,776)
Net Increase (Decrease) In Cash And Cash Equivalents	73,123	95,667
Cash And Cash Equivalents at Beginning of Year	110,256	14,589
Cash And Cash Equivalents at End of Year	$ 183,379	$ 110,256
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest expense	$ -	$ 1,157
Income taxes	$ -	$ 390
Non-cash distributions	$ -	$ 110,214

See Independent Auditors' Report and Notes to Financial Statements.

CV Brokerage, Inc.
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Business

The Company is a securities broker-dealer and is registered with the Securities and Exchange Commission. The Company operates one office and served primarily the Jackson, Michigan area until April 2010 under the name James C. Butterfield, Inc. After that time, the market being served is Conshohocken, Pennsylvania and surrounding areas. The company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for uncollectible accounts is recorded in the financial statements.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2011 and 2010 were $13,550 and $2,957, respectively.

Note 1 - Summary of Significant Accounting Policies (Continued)

Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At December 31, 2011, the ratio of aggregate indebtedness to net capital was approximately 1.74 to 1. The firm's net capital as of December 31, 2011 is $152,603, and exceeds the required net capital of $50,000 by $102,603.

Commission Income

Commission income is recorded on a trade date basis and normally settled within 30 days.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 20, 2012, the date the financial statements were available to be issued.

Reclassifications

Reclassifications, if any, have been made to conform prior year information to current year presentation. The reclassifications, if any, had no change on income.

Note 2 - Rents and Related-Party Transactions

The Company leased its Jackson, Michigan office facility from a related party for approximately $1,000 per month. Beginning in July 2010, the office facility in Conshohocken, Pennsylvania was rented from a related party for approximately $3,300 per month through June 2011. Starting in July, the rent increased to approximately $7,400 per month. These monthly payments include telephone, electricity and related utilities. Rent expense for the years ended December 31, 2011 and 2010 was $64,518 and $17,235, respectively.

Note 2 - Rents and Related-Party Transactions (Continued)

The Company also pays management fees to the related party mentioned above. The management fee expense for the years ended December 31, 2011 and 2010 was $100,000 and $25,000, respectively. The Company has a note payable to the related party relating to these fees. The balance on the note was $125,000 and $25,000 for the years, respectively. This note is due on demand with interest at a rate of .5% per annum.

Note 3 - Fair Value of Financial Instruments and Credit Risk.

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Note 4 – Income Taxes

The provisions for income taxes consist of the following components:

	2011	2010
Current federal income tax	$ 15,973	$ 390

Current accounting guidelines require an analysis of uncertain tax positions for the purpose of determining whether benefits associated with those positions may be recognized for financial statement purposes. Based on this analysis, the Company has determined it has no material uncertain tax positions for which the associated benefits may not be recognized nor for which disclosure is required. The Company files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The U.S. federal income tax returns prior to 2008, and Michigan Single Business Tax returns prior to 2007, are closed to examination.

Note 5 - Securities and Exchange Commission Report

Part IIA of the Company's December 31, 2011, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 300 Conshohocken State Road, Suite 200, West Conshohocken, PA 19428 or at the Philadelphia, Pennsylvania office of the Securities and Exchange Commission.

Note 6 - Retirement Savings Plan

The Company had a defined contribution retirement plan under the Internal Revenue Code Section 401(k). The plan covered substantially all full-time employees through April 1, 2010. Company contributions to the plan were determined annually by the Board of Directors. The Company reserves the right to modify, amend or terminate the plan. Contributions for the year ended December 31, 2010 were $2,956.

CV Brokerage, Inc.
Reconciliation of Calculated Net Capital
with Focus Report Part IIA
as of December 31, 2011

	Amount
Stockholder's Equity/Audited Computation of Net Capital	$ 152,603
Net Capital – Focus Report Part IIA	$ 152,603

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital and the corresponding computation prepared by the Company and included in the Part IIA Focus Report Filing as of the same date.


WILLIS & JURASEK, CPAs & CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

February 20, 2012

CV Brokerage, Inc.
300 Conshohocken State Road
Suite 200
West Conshohocken, PA 19428

To the Shareholder:

In planning and performing our audit of the financial statements of CV Brokerage, Inc., (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

JACKSON
2545 Spring Arbor Road, Suite. 200
Jackson, MI 49203-3690
Phone: (517) 788-8660 | Fax: (517) 788-9872

WILLIS & JURASEK, P.C.
E-Mail: willis@willispc.com
Web site: www.willispc.com

GRAND RAPIDS
2759 West River Drive., NW
Grand Rapids, MI 49544
Phone: (616) 361-0011 | Fax: (616) 361-0154

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency to be a significant deficiency in internal control:

- Management of the Company prepares interim internal and annual financial statements. The annual financial statements for the year ended December 31, 2011 required relatively few audit adjustments. Management does understand all information included in the financial statements; however, we assist in preparing the footnotes to the annual financial statements. Management proposes no change in this procedure.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above, These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of CV Brokerage, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 20, 2012.

- The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. Substantially all accounting and cashiering functions are performed by one individual. Security, position record, and the accounting for other securities are performed by this individual. The number of personnel of the Company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual. The size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Willis & Jurasek, P.C.

February 20, 2012


WILLIS & JURASEK, CPAs & CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to An Entity's SIPC Assessment Reconciliation

To the Shareholder:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by CV Brokerage, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating CV Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CV Brokerage, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

JACKSON
2545 Spring Arbor Road, Suite. 200
Jackson, MI 49203-3690
Phone: (517) 788-8660 | Fax: (517) 788-9872

WILLIS & JURASEK, P.C.
E-Mail: willis@willispc.com
Web site: www.willispc.com

GRAND RAPIDS
2759 West River Drive., NW
Grand Rapids, MI 49544
Phone: (616) 361-0011 | Fax: (616) 361-0154

CV Brokerage, Inc.
February 20, 2012

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-012429 FINRA OCT 12/30/1970
CV BROKERAGE INC
300 CONSHOHOCKEN STATE RD
SUITE 200
WEST CONSHOHOCKEN, PA 1428

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,718

B. Less payment made with SIPC-6 filed (exclude interest) (734)

May 20, 2011
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 3,834

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,834

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,834

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CV Brokerage Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Nov 1, 2010 and ending Dec 31, 2011

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,887,404

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,887,404

2e. General Assessment @ .0025 $ 4,718

(to page 1, line 2.A.)